UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Interim Dividend – Pence Sterling Amount Payable dated 26 August 2025

26 August 2025

Rentokil Initial plc

Interim Dividend - Pence Sterling Amount Payable

Rentokil Initial plc (the "Company") announced an interim dividend for the six months ending 30 June 2025 of 4.15 cents per ordinary share on 31 July 2025.

The pence sterling amount payable in respect of the interim dividend has been determined with reference to the average of the market exchange rates on the three working days commencing 20 August 2025, using the closing spot rate, resulting in an applicable exchange rate of £1:US$1.3463. Accordingly, the pence sterling amount payable to shareholders in relation to the interim dividend will be 3.08 pence sterling per ordinary share.

The interim dividend will be paid on 22 September 2025 to shareholders on the register at the close of business on 15 August 2025.

Enquiries:

Hugo Fisher
Interim Head of Investor Relations
Tel: +44 (0)7920 714700

Malcolm Padley
Director of Corporate Communications
Tel: +44 (0)7788 978199

Rachel Canham
Group General Counsel and Company Secretary
Tel: +44 (0)1293 858000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 August 2025	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary